UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In February 2026, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated February 16, 2026: Beyfortus study published in The Lancet Infectious Diseases shows benefit for infants beyond first RSV season

Exhibit 99.2	Press Release dated February 17, 2026: Sanofi and Teva’s duvakitug phase 2b maintenance data demonstrated clinically meaningful durable efficacy in ulcerative colitis and Crohn’s disease

Exhibit 99.3	Press Release dated February 17, 2026: Filing of the 2025 U.S. Form 20-F and French “Document d’Enregistrement Universel” containing the Annual Financial Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 23, 2026	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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